September 5, 2012	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER PURCHASES EL HORCON SILVER-GOLD PROJECT

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; "the Company") today announced it has purchased a 100% interest in the El Horcon Silver-Gold Project (“El Horcon”) in Jalisco State, Mexico from Compañía Minera El Dore, S.A. de C.V., a private Mexican company, for total consideration of US$1,600,000 in cash. El Horcon covers 7,908 hectares in 17 contiguous mining concessions and is located 60 kilometres northwest of Great Panther’s Guanajuato Mine Complex. As such, it is within trucking distance to the Company’s Cata Processing Plant.

“The El Horcon Project has excellent potential to be a satellite mine for our Guanajuato Operations”, stated Robert Archer, Great Panther’s CEO. “We are very pleased with this acquisition as it is consistent with our strategy to acquire assets with near-term production potential in the districts where we already operate, while looking for a larger scale, stand-alone acquisition elsewhere in Latin America”, added Mr. Archer.

El Horcon is a historic mining operation but the extent of past production is unknown. The property is located on the northwest trend of the prolific Guanajuato mining camp (see map on Great Panther’s website here “link”) and hosts similar silver-gold mineralized epithermal veins to those observed at Great Panther’s existing operations. El Horcon hosts nine known veins, with the Diamantillo vein traceable on surface for more than four kilometres. Several underground workings exist, the most extensive of which is the Diamantillo Tunnel.

Chip channel sampling by a previous operator, Exmin Resources Inc. (2006 – 2009), returned average grades for the Diamantillo Tunnel of 1.97g/t Au and 99g/t Ag (217g/t Silver Equivalent (Ag Eq) using a 60:1 ratio) over a strike length of 80 metres. For the San Guillermo vein at the La Luz workings (300 metres to the northwest of the Tunnel) sampling returned 3.70g/t Au and 56g/t Ag (278g/t Ag Eq) over a strike length of 55 metres. The Diamantillo vein at the El Horcon workings (45 metres to the northwest of the Tunnel) returned average grades of 1.50g/t Au and 20g/t Ag (110g/t Ag Eq).

Approximately 6,500 metres of diamond drilling were completed by Exmin and then-partner Hochschild Mining plc. The most representative diamond drill hole to the Diamantillo Tunnel, HOR-07-01, intercepted 3.60 metres at 2.88g/t Au and 61g/t Ag (234g/t Ag Eq), 45 metres directly below the tunnel.

Great Panther’s sampling to date is consistent with these historic results. Preliminary metallurgical testing at the Company’s facilities in Guanajuato shows the El Horcon mineralization to be compatible with the existing mill feed. While further testing is required, it is anticipated that recoveries from El Horcon should be approximately 92% for gold and 80% for silver.

From the Company’s initial geological appraisal, a shallow zone of silver-gold mineralization on the Diamantillo vein will be the focus of a six month phase one exploration program. Mapping and sampling of the property will commence immediately, to be followed by diamond drilling as soon as permits are acquired, with the aim of delineating a new mineral resource for the project.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.